Natcore Technology closes first tranche of private placement

ROCHESTER, N.Y., Dec. 1, 2015 /CNW/ -- Natcore Technology Inc. (TSX-V: NXT; OTCQB: NTCXF) has completed the first tranche of its proposed non-brokered private placement, as announced on November 26, 2015. Gross proceeds of $610,000.00 were raised through the sale of 1,694,444 units at a price of $0.36 per unit. Each unit comprised one common share and one share purchase warrant. Each warrant entitles the holder to purchase of a further common share at $0.55 for a period of three years.

All securities issued in the initial tranche are subject to a hold period in Canada expiring on March 31, 2016. Proceeds of the placement will be applied to further development of Natcore’s technologies and general working capital.

This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction. The Company has not authorized nor consented to third party publication of the information contained in the press release. Neither the United States Securities and Exchange Commission (“SEC”), the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) opines as to, nor accepts responsibility for, the adequacy or accuracy of this release.

Not for distribution to United States Newswire Services or for dissemination in the United States

Contact: Chuck Provini
585-286-9180
Info@NatcoreSolar.com

SOURCE Natcore Technology Inc.

%SEDAR: 00026055E

CO: Natcore Technology Inc.

CNW 15:31e 01-DEC-15